FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                24 July, 2007

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: July 24, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary






                  BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA


Date: 24 July 2007


Name of applicant:                                         Smith & Nephew plc
Name of scheme:                                            1985 Executive Share Option Scheme
Period of return:                           From:          23 January 2007        To:        23 July 2007
Balance under scheme from previous return:                 18,578
The amount by which the block scheme has been increased,   30,000
if the scheme has been increased since the date of the
last return:
Number of securities issued/allotted under scheme during   29,404
period:
Balance under scheme not yet issued/allotted at end of     19,174
period
Number and class of securities originally listed and the   85,000 Ordinary Shares of US$ 20 cents each listed on 23
date of admission                                          January 2006. 30,000 Ordinary Shares of US$ 20 cents each
                                                           listed on 13 February 2007
Total number of securities in issue at the end of the      919,848,584 ordinary shares of US$ 20 cents each are in
period                                                     issue. 26,433,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary



for and on behalf of

Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                  BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.


To:  The FSA



Date: 24 July 2007

Name of applicant:                                         Smith & Nephew plc
Name of scheme:                                            1990 International Executive Share Option Scheme
Period of return:                           From:          23 January 2007        To:        23 July 2007
Balance under scheme from previous return:                 1,278,561
The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:
Number of securities issued/allotted under scheme during   380,596
period:
Balance under scheme not yet issued/allotted at end of     897,965
period
Number and class of securities originally listed and the   1,850,000 ordinary shares of US$ 20 cents each on 23 January
date of admission                                          2006
Total number of securities in issue at the end of the      919,848,584 ordinary shares of US$ 20 cents each are in
period                                                     issue. 26,433,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary



for and on behalf of



Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                  BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA


Date: 24 July 2007

Name of applicant:                                         Smith & Nephew plc
Name of scheme:                                            1991 Overseas Employee Share Option Scheme
Period of return:                           From:          23 January 2007        To:        23 July 2007
Balance under scheme from previous return:                 15,630
The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:
Number of securities issued/allotted under scheme during   700
period:
Balance under scheme not yet issued/allotted at end of     14,930
period
Number and class of securities originally listed and the   27,500 ordinary shares of US$ 20 cents each originally
date of admission                                          listed on 23 January 2006
Total number of securities in issue at the end of the      919,848,584 ordinary shares of US$ 20 cents each are in
period                                                     issue. 26,433,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

for and on behalf of



Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                  BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.



To:  The FSA


Date: 24 July 2007

Name of applicant:                                         Smith & Nephew plc
Name of scheme:                                            2001 UK Approved Share Option Scheme
Period of return:                           From:          23 January 2007        To:        23 July 2007
Balance under scheme from previous return:                 461,432
The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:
Number of securities issued/allotted under scheme during   65,631
period:
Balance under scheme not yet issued/allotted at end of     395,801
period
Number and class of securities originally listed and the   500,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006
Total number of securities in issue at the end of the      919,848,584 ordinary shares of US$ 20 cents each are in
period                                                     issue. 26,433,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary



for and on behalf of


Smith & Nephew plc




If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






                  BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:  The FSA


Date: 24 July 2007

Name of applicant:                                         Smith & Nephew plc
Name of scheme:                                            2001 UK Unapproved Share Option Scheme
Period of return:                           From:          23 January 2007        To:        23 July 2007
Balance under scheme from previous return:                 593,233
The amount by which the block scheme has been increased,   1,000,000
if the scheme has been increased since the date of the
last return:
Number of securities issued/allotted under scheme during   463,850
period:
Balance under scheme not yet issued/allotted at end of     1,129,383
period
Number and class of securities originally listed and the   1,000,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006. 1,000,000 ordinary shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the      919,848,584 ordinary shares of US$ 20 cents each are in
period                                                     issue. 26,433,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary



for and on behalf of



Smith & Nephew plc



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                  BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:  The FSA



Date: 24 July 2007

Name of applicant:                                         Smith & Nephew plc
Name of scheme:                                            2001 US Share Option Scheme
Period of return:                           From:          23 January 2007        To:        23 July 2007
Balance under scheme from previous return:                 263,885
The amount by which the block scheme has been increased,   1,500,000
if the scheme has been increased since the date of the
last return:
Number of securities issued/allotted under scheme during   1,357,825
period:
Balance under scheme not yet issued/allotted at end of     406,060
period
Number and class of securities originally listed and the   1,500,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006. 1,500,000 ordinary shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the      919,848,584 ordinary shares of US$ 20 cents each are in
period                                                     issue. 26,433,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary



for and on behalf of



Smith & Nephew plc




If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                  BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:  The FSA



Date: 24 July 2007

Name of applicant:                                         Smith & Nephew plc
Name of scheme:                                            International Employees Share Option Scheme
Period of return:                           From:          23 January 2007        To:        23 July 2007
Balance under scheme from previous return:                 783,715
The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:
Number of securities issued/allotted under scheme during   38,658
period:
Balance under scheme not yet issued/allotted at end of     745,057
period
Number and class of securities originally listed and the   1,000,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006
Total number of securities in issue at the end of the      919,848,584 ordinary shares of US$ 20 cents each are in
period                                                     issue. 26,433,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary



for and on behalf of



Smith & Nephew plc




If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                  BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:  The FSA

t

Date: 24 July 2007

Name of applicant:                                         Smith & Nephew plc
Name of scheme:                                            UK Employee Share Option Scheme
Period of return:                           From:          23 January 2007        To:        23 July 2007
Balance under scheme from previous return:                 881,892
The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:
Number of securities issued/allotted under scheme during   47,986
period:
Balance under scheme not yet issued/allotted at end of     833,906
period
Number and class of securities originally listed and the   1,500,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006
Total number of securities in issue at the end of the      919,848,584 ordinary shares of US$ 20 cents each are in
period                                                     issue. 26,433,000 ordinary shares of US$20 cents each are
                                                           held in treasury.



Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

for and on behalf of



Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                  BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.


To:  The FSA



Date: 24 July 2007

Name of applicant:                                         Smith & Nephew plc
Name of scheme:                                            2004 Performance Share Plan
Period of return:                           From:          23 January 2007        To:        23 July 2007
Balance under scheme from previous return:                 N/A
The amount by which the block scheme has been increased,   750,000
if the scheme has been increased since the date of the
last return:
Number of securities issued/allotted under scheme during   0
period:
Balance under scheme not yet issued/allotted at end of     750,000
period
Number and class of securities originally listed and the   750,000 ordinary shares of US$ 20 cents each listed on 13
date of admission                                          February 2007
Total number of securities in issue at the end of the      919,848,584 ordinary shares of US$ 20 cents each are in
period                                                     issue. 26,433,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

for and on behalf of



Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                  BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:  The FSA



Date: 24 July 2007

Name of applicant:                                         Smith & Nephew plc
Name of scheme:                                            2004 Executive Share Option Plan
Period of return:                           From:          23 January 2007        To:        23 July 2007
Balance under scheme from previous return:                 N/A
The amount by which the block scheme has been increased,   1,000,000
if the scheme has been increased since the date of the
last return:
Number of securities issued/allotted under scheme during   0
period:
Balance under scheme not yet issued/allotted at end of     1,000,000
period
Number and class of securities originally listed and the   1,000,000 ordinary shares of US$ 20 cents each listed on 13
date of admission                                          February 2007
Total number of securities in issue at the end of the      919,848,584 ordinary shares of US$ 20 cents each are in
period                                                     issue. 26,433,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

for and on behalf of



Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                  BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:  The FSA


Date: 24 July 2007

Name of applicant:                                         Smith & Nephew plc
Name of scheme:                                            2004 Coinvestment Plan
Period of return:                           From:          23 January 2007        To:        23 July 2007
Balance under scheme from previous return:                 N/A
The amount by which the block scheme has been increased,   750,000
if the scheme has been increased since the date of the
last return:
Number of securities issued/allotted under scheme during   70,760
period:
Balance under scheme not yet issued/allotted at end of     679,240
period
Number and class of securities originally listed and the   750,000 ordinary shares of US$ 20 cents each listed on 13
date of admission                                          February 2007
Total number of securities in issue at the end of the      919,848,584 ordinary shares of US$ 20 cents each are in
period                                                     issue. 26,433,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

for and on behalf of



Smith & Nephew plc




If you knowingly or recklessly give false or misleading information you may be liable to prosecution.